February 29, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (269) 923-3722

Daniel F. Hopp
Senior Vice President, Corporate Affairs,
   General Counsel and Secretary
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

> **Re: Whirlpool Corporation**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 001-03932**

Dear Mr. Hopp:

        We have reviewed your January 17, 2008 response to our comments of January 3, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

                                                        Sincerely,

                                                        Kathleen Krebs
                                                        Special Counsel